Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	$	$	$	$
Available earnings:
Earnings before income taxes	73	75	145	100
Add fixed charges:
Interest expense incurred	15	16	48	47
Amortization of debt expense and discount	1	1	2	2
Interest portion of rental expense (1)	2	1	6	5
Total earnings as defined	91	93	201	154
Fixed charges:
Interest expense incurred	15	16	48	47
Amortization of debt expense and discount	1	1	2	2
Interest portion of rental expense (1)	2	1	6	5
Total fixed charges	18	18	56	54
Ratio of earnings to fixed charges	5.1	5.2	3.6	2.9

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).